UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 9, 2022

BETTER WORLD ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39698	85-2448447
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

775 Park Avenue New York, New York	10021
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 450-9700

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one Redeemable Warrant	BWACU	The Nasdaq Stock Market LLC
Shares of Common Stock, par value $0.0001 per share	BWAC	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Common Stock for $11.50 per share	BWACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Definitive Material Agreement.

This section describes the material provisions of the Business Combination Agreement (as defined below) and certain related documents, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is filed herewith as Exhibit 2.1. Unless otherwise defined herein, capitalized terms used below have the meanings given to them in the Business Combination Agreement.

Business Combination Agreement

General Description of the Business Combination Agreement

On December 9, 2022, Better World Acquisition Corp., a Delaware corporation (“Better World”), announced the execution of a definitive business combination agreement (the “Business Combination Agreement”) with Heritage Distilling Holding Company, Inc., a Delaware corporation (together with its successors, “Heritage”), HDH Newco, Inc., a Delaware corporation and a wholly owned subsidiary of Better World (“Pubco” ), BWA Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“SPAC Merger Sub”), HD Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Company Merger Sub” and, together with SPAC Merger Sub, the “Merger Subs”; and the Merger Subs, collectively with Better World and Pubco, the “SPAC Parties”), BWA Holdings LLC, a Delaware limited liability company, in the capacity as the representative for the stockholders of Better World and Pubco (other than the former Heritage stockholders), and (vii) Justin Stiefel, in the capacity as the representative for certain security holders of Heritage (the “Holder Representative”), for a proposed business combination among the parties (the “Business Combination”). Pursuant to the Business Combination Agreement, Pubco is expected to change its name to Heritage Distilling Group, Inc. and will serve as the parent company of each of Better World and Heritage following the consummation of the Business Combination. Pubco is sometimes referred to herein as the “Combined Company” following the Closing (as defined below).

Under the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), among other matters, Merger Sub will merge with and into Heritage, with Heritage continuing as the surviving entity in the merger, as a result of which, (i) SPAC Merger Sub will merge with and into Better World, with Better World continuing as the surviving entity (the “SPAC Merger”), and, in connection therewith, (A) each share of common stock of Better World (“SPAC Common Stock”) issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right of the holder thereof to receive, with respect to each share of SPAC Common Stock that is not redeemed or converted in the Closing Redemption, one share of common stock of Pubco (“Pubco Common Stock”) and one CVR (subject to the holders of Founder Shares and Representative Shares waiving their right to receive CVRs for such shares pursuant to the CVR Funding and Waiver Letter), and (B) Pubco will assume all of the outstanding SPAC Warrants and each SPAC Warrant will become a warrant to purchase the same number of shares of Pubco Common Stock at the same exercise price during the same exercise period and otherwise on the same terms as the SPAC Warrant being assumed; (ii) Company Merger Sub will merge with and into Heritage, with Heritage continuing as the surviving entity (the “Company Merger”, and, together with the SPAC Merger, the “Mergers”), and, in connection therewith, (A) the shares of capital stock of Heritage issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right of the holders thereof to receive shares of Pubco Common Stock as set forth in the Business Combination Agreement, (B) holders of Company Interim Notes of Heritage will receive shares of Pubco Common Stock separate from the Stockholder Merger Consideration, (C) Pubco will assume all of the outstanding Company Financing/Interim Warrants and each Company Financing/Interim Warrant will become a warrant to purchase shares of Pubco Common Stock with the number of shares and exercise price thereof equitably adjusted in accordance with the Business Combination Agreement, (D) each Contributed Warrant shall be contributed to Pubco and exchanged for the right to receive such number of shares of Pubco Common Stock as such holder of a Contributed Warrant would have received pursuant to Section 1.14(a) of the Business Combination Agreement if such Contributed Warrant had been exercised immediately prior to the Effective Time for the number of shares of Company Common Stock set forth in the Contribution Agreement, (E) each Restricted Stock Unit Award outstanding immediately prior to the Effective Time, as amended in accordance with the Business Combination Agreement and the RSU Award Amendments, will be assumed by Pubco, with the number of RSU Shares underlying such Restricted Stock Unit Award to be adjusted in accordance with the Business Combination Agreement and the RSU Award Amendments, and (F) all other Company Convertible Securities will be terminated; and (iii) as a result of such Mergers, Better World and Heritage each will become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and the documents and agreements ancillary to the Business Combination Agreement (the “Ancillary Documents”) and in accordance with applicable law (collectively, the “Transactions”).

Consideration; CVRs; Earnouts

The total consideration to be paid by Pubco to Heritage’s security holders (other than the holders of Heritage warrants that are assumed by Pubco, which will not affect the consideration) at the Closing (the “Participant Consideration”) will be an amount equal to $77,500,000, less the amount of Closing Net Debt and the aggregate amount of any Company Transaction Bonuses, which Participant Consideration will payable in new shares of Pubco Common Stock, each valued at a price per share of $10.00; provided that such shares of Pubco Common Stock payable to holders of Company Interim Notes shall be valued at a price per share equal to seventy five percent (75%) of the Redemption Price. Any such shares of Pubco Common Stock payable to holders of Company Interim Notes shall reduce the shares of Pubco Common Stock allocable to Heritage shareholders, and therefore will not affect the total consideration payable by the Pubco. The portion of the Participant Consideration payable to Heritage security holders is set forth in the Business Combination Agreement.

Better World public stockholders who do not redeem their shares of SPAC Common Stock in connection with the Transactions will receive one contingent value right (“CVR”) in the SPAC Merger in addition to one share of Pubco Common Stock. At the Closing, BWA Holdings LLC, Better World’s sponsor (the “Sponsor”), will place 1,000,000 shares of Pubco Common Stock (the “Founder CVR Escrow Shares”), and certain Heritage security holders will place 3,000,000 shares of Pubco Common Stock from the Participant Consideration less the number of RSU CVR Shares (the “Company CVR Escrow Shares”) into escrow, for an aggregate of 4,000,000 shares of Pubco Common Stock to support the CVR, pursuant to a contingent value rights agreement (the “CVR Agreement”) to be entered into prior to the Closing, by and among the Holder Representative (on behalf of the Heritage stockholders), Pubco, the Sponsor and Continental Stock Transfer & Trust Company, as rights agent. Upon the date that is 18 months from Closing (which date may be extended to 24 months following the Closing at the option of the Sponsor), CVR holders will be entitled to receive a number of escrowed shares (and earnings thereon other than ordinary dividends) designed to provide the CVR holders with a simple annual rate of return of 10% on the redemption price for their SPAC Common Stock based on the price of the Pubco Common Stock as of such 18 or 24 month anniversary and any amounts that they have received with respect to their shares of Pubco Common Stock through such time, including if the stock price drops below the price in the Closing Redemption, but solely to the extent of the escrowed shares and earnings thereon other than ordinary dividends, and up to a maximum of the equivalent of two shares of Pubco Common Stock for each CVR. The number of shares to be released to the CVR holders will be allocated from the Heritage security holders’ and the Sponsor’s escrowed shares on a pro-rata basis, and any escrowed shares not released to CVR holders by the end of the CVR term will be released to the contributing Heritage security holders and the Sponsor on a pro-rata basis.

In addition, certain security holders of Heritage (the “Company Earnout Participants”) will have the contingent right to receive to up to an aggregate of 3,000,000 additional shares of Pubco Common Stock (the “Earnout Shares”), including amounts attributable to Restricted Stock Unit Awards, as contingent consideration after the Closing based on Pubco’s net revenue performance for the years 2023, 2024 and 2025 and stock price performance during the three (3)-year period following the Closing (the “Earnout Period”), as follows:

(i)	an aggregate of 500,000 Earnout Shares will be issued to the Company Earnout Participants in the event that Pubco reports net revenue in its audited financial statements for the fiscal year ended December 31, 2023, equal to or in excess of $18,100,000 (the “2023 Net Revenue Earnout Milestone”);

(ii)	an aggregate of 500,000 Earnout Shares will be issued to the Company Earnout Participants in the event that the VWAP of the Pubco Common Stock equals or exceeds $12.50 per share for 20 out of 30 consecutive trading days during the Earnout Period (the “First Price Earnout Milestone”);

(iii)	an aggregate of 750,000 Earnout Shares will be issued to the Company Earnout Participants in the event that Pubco reports net revenue in its audited financial statements for the fiscal year ended December 31, 2024, equal to or in excess of $29,300,000 (the “2024 Net Revenue Earnout Milestone”) (provided that if the 2023 Net Revenue Earnout Milestone was not met and such Earnout Shares were not issued, an aggregate of 1,250,000 Earnout Shares will be issued to the Company Earnout Participants);

(iv)	an aggregate of 750,000 Earnout Shares will be issued to the Company Earnout Participants in the event that the VWAP of the Pubco Common Stock equals or exceeds $15.00 per share for 20 out of 30 consecutive trading days during the Earnout Period (the “Second Price Earnout Milestone”) (provided that if the First Price Earnout Milestone was not met and such Earnout Shares were not issued, an aggregate of 1,250,000 Earnout Shares will be issued to the Earnout Participants); and

(v)	an aggregate of 500,000 Earnout Shares will be issued to the Company Earnout Participants in the event that Pubco reports net revenue in its audited financial statements for the fiscal year ended December 31, 2025, equal to or in excess of $46,500,000 (the “2025 Net Revenue Earnout Milestone”) (provided that if any prior Earnout Shares were not previously earned and issued, the Company Earnout Participants will be entitled to receive all unissued Earnout Shares).

In the event of a Change of Control during the Earnout Period, the Company Earnout Participants will be entitled to receive all Earnout Shares with respect to the Earnout Year in which such Change of Control is consummated plus all Earnout Shares with respect to each Earnout Year subsequent to the Earnout Year in which the Change of Control was consummated.

At the Closing, the Sponsor will also contribute 500,000 of its Founder Shares (the “Sponsor Escrow Shares”) into an escrow account (the “Sponsor Escrow Account”), which shares will be released as set forth below based on Pubco’s achievement of the earnout milestones set forth above (with any Sponsor Escrow Shares remaining in escrow at the end of the Earnout Period to be forfeited) (the “Sponsor Earnout”):

(i)	100,000 of the Sponsor Escrow Shares will vest, no longer be subject to forfeiture and be released from the Sponsor Escrow Account at such time (if any) that the Company Earnout Participants are issued any Earnout Shares based upon the achievement of the 2023 Net Revenue Earnout Milestone;

(ii)	100,000 of the Sponsor Escrow Shares will vest, no longer be subject to forfeiture and be released from the Sponsor Escrow Account at such time (if any) that the Company Earnout Participants are issued any Earnout Shares based upon the achievement of the First Price Earnout Milestone;

(iii)	150,000 of the Sponsor Escrow Shares shall vest, no longer be subject to forfeiture and be released from the Sponsor Escrow Account at such time (if any) that the Company Earnout Participants are issued any Earnout Shares based upon the achievement of the 2024 Net Revenue Earnout Milestone;

(iv)	150,000 of the Sponsor Escrow Shares will vest, no longer be subject to forfeiture and be released from the Sponsor Escrow Account at such time (if any) that the Company Earnout Participants are issued any Earnout Shares based upon the achievement of the Second Price Earnout Milestone; and

(v)	in the event that fewer than all of the Sponsor Escrow Shares have been released from the Sponsor Escrow Account based upon the achievement of the foregoing events, then any such remaining Sponsor Escrow Shares in the Sponsor Escrow Account will vest, no longer be subject to forfeiture and be released from the Sponsor Escrow Account at such time (if any) that the Company Earnout Participants are issued any Earnout Shares based upon the achievement of the 2025 Net Revenue Milestone.

In addition, all of the Sponsor Escrow Shares will vest, no longer be subject to forfeiture and be released from the Sponsor Escrow Account to the Sponsor upon the first to occur of certain “Triggering Events” described in the sponsor earnout letter agreement to be entered into by and among Better World, Pubco, Heritage and the Sponsor prior to the Closing (the “Sponsor Earnout Letter”).

Representations and Warranties of the Parties

The Business Combination Agreement contains a number of representations and warranties made by the parties as of the date of such agreement or other specific dates solely for the benefit of certain of the parties to the Business Combination Agreement, in each case relating to, among other things, organization and qualification, governing documents, capitalization, authority, no conflicts and absence of litigation. These representations and warranties, in certain cases, are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. “Material Adverse Effect” as used in the Business Combination Agreement means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or the ability of such person or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. The representations and warranties made by the parties are customary for transactions similar to the Transactions.

The representations and warranties of the parties contained in the Business Combination Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach thereof.

Covenants of the Parties

Each party agreed in the Business Combination Agreement to use its commercially reasonable efforts to effect the Closing. The Business Combination Agreement also contains certain customary and other covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, including covenants regarding: (i) the provision of access to the parties’ respective properties, books and personnel; (ii) the operation of the parties’ respective businesses in the ordinary course of business; (iii) the provision by Heritage of PCAOB-audited financial statements of Heritage and its subsidiaries (collectively, the “Heritage Companies”); (iv) Better World’s public filings; (v) no solicitation of, or entering into, any alternative competing transactions; (vi) no insider trading; (vii) notifications of certain breaches, consent requirements or other matters; (viii) efforts to consummate the Closing and obtain third party and regulatory approvals and efforts; (ix) further assurances; (x) public announcements; (xi) confidentiality; (xii) indemnification of directors and officers and tail insurance; (xiii) use of trust proceeds after the Closing; (xiv) efforts to support a transaction financing; (xv) efforts to amend the terms of outstanding Restricted Stock Unit Awards of Heritage; (xvi) causing Pubco to enter into employment agreements with certain employees of Heritage prior to the Closing; (xvii) approving a new equity incentive plan for Pubco to take effect following the Closing; and (xviii) Heritage using commercially reasonable efforts to cause each holder of Company Interim Notes to enter into a lock-up agreement prior to the Closing.

The parties also agreed to take all necessary actions to cause Pubco’s board of directors immediately following the Closing to consist of nine individuals, as follows: (i) one individual that is designated by Better World prior to the Closing, in its sole discretion, which director will qualify as an independent director under the rules of The Nasdaq Stock Market LLC (“Nasdaq”), (ii) four individuals that are designated by Heritage prior to the Closing, and (iii) four individuals that are mutually agreed by Heritage and Better World prior to the Closing, all four of whom will be required to qualify as an independent director under Nasdaq rules.

Better World and Pubco also agreed to jointly prepare, and Pubco will file with the SEC, a registration statement on Form S-4 (as amended, the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the securities of Pubco to be issued to the stockholders of Better World and security holders of Heritage, and containing a proxy statement/prospectus for the purpose of soliciting proxies from the stockholders of Better World for the approval of the Business Combination Agreement and the matters relating to the Transactions to be acted on at the special meeting of the stockholders of Better World and providing such stockholders an opportunity to have their shares of SPAC Common Stock redeemed in the Closing Redemption.

The covenants and agreements of the parties contained in the Business Combination Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Conditions to Closing

The obligations of the parties to consummate the Transactions are subject to various conditions, including the following mutual conditions of the parties, unless waived: (i) the approval of the Business Combination Agreement and the Transactions and related matters by the requisite vote of Better World’s stockholders; (ii) Heritage stockholder approval (although Heritage stockholders with sufficient ownership to approve the Transactions have entered into Voting Agreements (as defined below) in support of the Transactions concurrently with the execution of the Business Combination Agreement); (iii) obtaining any material regulatory approvals and third-party consents; (iv) no law or order preventing or prohibiting the Transactions; (v) either Better World (immediately prior to the Closing) or Pubco (upon the consummation of the Closing) having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Closing Redemption and any transaction financing; (vi) appointment of the post-closing board of directors of Pubco in accordance with the Business Combination Agreement; (vii) the effectiveness of the Registration Statement; (viii) the Pubco Common Stock to be issued in connection with the Transactions having been approved for listing on Nasdaq; (ix) the CVR Agreement having been duly executed by the parties thereto; and (x) the CVR Escrow Agreement having been duly executed by the parties thereto.

In addition, unless waived by Heritage, the obligations of Heritage to consummate the Transactions are subject to the satisfaction of the following Closing conditions, amongst others, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of the SPAC Parties being true and correct on and as of the Closing (subject to Material Adverse Effect); (ii) each of the SPAC Parties having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to Better World since the date of the Business Combination Agreement which is continuing and uncured; (iv) Pubco having amended and restated its Organizational Documents in the form agreed by the parties; (v) Better World and Pubco having cash and cash equivalents, including funds remaining in Better World’s trust account (after giving effect to the completion and payment of the Closing Redemption) and the proceeds of any transaction financing, following the payment or deduction of Better World’s and Pubco’s unpaid transaction expenses and indebtedness and other outstanding liabilities due and payable at the Closing and the Heritage Companies’ transaction expenses at least equal to $10,000,000; (vi) receipt by Heritage of the Founders Registration Rights Amendment (as defined below); and (vii) Heritage having received from Pubco a registration rights agreement covering shares of Pubco Common Stock held by certain Heritage security holders, duly executed by Pubco.

Unless waived by Better World, the obligations of the SPAC Parties to consummate the Transactions are subject to the satisfaction of the following Closing conditions, amongst others, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of Heritage being true and correct on and as of the Closing (subject to Material Adverse Effect on the Heritage Companies, taken as a whole); (ii) Heritage having performed in all material respects the respective obligations and complied in all material respects with their respective covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing; (iii) absence of any Material Adverse Effect with respect to the Heritage Companies (taken as a whole) since the date of the Business Combination Agreement which is continuing and uncured; (iv) certain Ancillary Documents being in full force and effect from the Closing; (v) receipt by Better World of the Founders Registration Rights Agreement Amendment duly executed by the parties thereto; (vi) any issued and outstanding convertible securities of Heritage (except as otherwise specified in the Business Combination Agreement) having been terminated without any consideration or liability; (vii) the Restricted Stock Unit Awards of Heritage having been amended in accordance with the terms of the Business Combination Agreement; (viii) the holders of Company Interim Notes having executed and delivered to Better World lock-up agreements; and (ix) if applicable, certain contracts involving the Heritage Companies having been terminated with no obligation or liability.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing by either Better World or Heritage if the conditions to the Closing set forth in the Business Combination Agreement (the majority of which are summarized above) are not satisfied or waived by February 17, 2023 (the “Outside Date”), provided, that (a) if Better World seeks and obtains an extension to consummate its business combination beyond Better World’s current deadline of February 17, 2023, Better World has the right by providing written notice thereof to Heritage to extend the Outside Date for one or more additional periods equal in the aggregate to the shortest of (i) three additional months, (ii) the period ending on the last date for Better World to consummate its business combination pursuant to such extension (after giving effect to any automatic extension rights that Better World may obtain in such extension where it can extend its deadline to consummate a business combination without requiring an amendment to its organizational documents), and (iii) such period as determined by Better World.

The Business Combination Agreement may also be terminated under certain other customary and limited circumstances at any time prior to the Closing, including, among other reasons: (i) by mutual written consent of Better World and Heritage; (ii) by either Better World or Heritage if a governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions, and such order or other action has become final and non-appealable; (iii) by Heritage for the uncured breach of the Business Combination Agreement by a SPAC Party, such that the related Closing condition would not be met; (iv) by Better World for the uncured breach of the Business Combination Agreement by Heritage, such that the related Closing condition would not be met; (v) by either Better World or Heritage if Better World holds its stockholder meeting to approve the Business Combination Agreement and the Transactions, and such approval is not obtained; (vi) by either Better World or Heritage, if the stockholders of Heritage have not approved the Business Combination Agreement and the Transactions; (vi) by Better World if there has been a Material Adverse Effect on the Heritage Companies (taken as a whole) which is uncured or continuing; and (vii) by Heritage if there has been a Material Adverse Effect on SPAC Parties (taken as a whole) which is uncured or continuing.

If the Business Combination Agreement is terminated, all further obligations of the parties under the Business Combination Agreement (except for certain obligations related to confidentiality, effect of termination, fees and expenses, trust fund waiver, miscellaneous and definitions to the foregoing) will terminate, no party to the Business Combination Agreement will have any further liability to any other party thereto except for liability for fraud or for willful breach of the Business Combination Agreement prior to termination.

Trust Account Waiver

Heritage and the Company Representative have agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Better World’s trust account held for its public stockholders, and have agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

SPAC Representative and Holder Representative

BWA Holdings LLC is serving as the SPAC Representative under the Business Combination Agreement and, in such capacity, will represent the interests of Pubco’s stockholders after the Closing (other than the Heritage security holders) with respect to certain matters under the Business Combination Agreement. Justin Stiefel is serving as the Holder Representative under the Business Combination Agreement and, in such capacity, will represent the interests of the Company Earnout Participants with respect to certain matters under the Business Combination Agreement, including with respect to the determination of any earnout due to the Company Earnout Participants thereunder.

Governing Law

The Business Combination Agreement is governed by Delaware law and, subject to the required arbitration provisions, the parties are subject to exclusive jurisdiction of the Delaware Court of Chancery (and if such court lacks jurisdiction, any other state or federal court located in the State of Delaware). Any disputes under the Business Combination Agreement, other than claims for injunctive or temporary equitable relief or enforcement of an arbitration award, will be subject to arbitration by the American Arbitration Association, to be held in the State of Delaware.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties, covenants and agreements were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed to provide investors with information regarding its terms, but it is not intended to provide any other factual information about Better World, Pubco, Heritage or any other party to the Business Combination Agreement. In particular, the representations and warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Better World’s or Pubco’s public disclosures.

Key Ancillary Documents

This section describes the material provisions of certain Ancillary Documents, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of these Ancillary Documents, copies of each of which are filed herewith as exhibits. Stockholders and other interested parties are urged to read such Ancillary Documents in their entirety.

Voting Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, Better World and Heritage have entered into voting agreements (collectively, the “Voting Agreements”) with directors, officers and certain Heritage significant security holders required to approve the Transactions. Under the Voting Agreements, each such Heritage security holder party thereto agreed, among other matters, to vote all of such Heritage security holder’s shares of Heritage in favor of the Business Combination Agreement and the Transactions, and to otherwise take (or not take, as applicable) certain other actions in support of the Business Combination Agreement and the Transactions and the other matters to be submitted to the Heritage security holders for approval in connection with the Transactions, in the manner and subject to the conditions set forth in the Voting Agreements, and provide a proxy to Better World to vote such shares accordingly in the event that such security holder fails to perform or otherwise comply with the covenants, agreements or other obligations set forth in the Voting Agreement. The Voting Agreements prevent transfers of the Heritage shares held by such Heritage security holder party thereto between the date of the Voting Agreement and the date of Closing, except for certain permitted transfers where the recipient also agrees to comply with the terms of the Voting Agreement.

The foregoing description of the Voting Agreements is subject to and qualified in its entirety by reference to the full text of the form of the Voting Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Lock-Up Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, certain directors, officers and certain significant security holders of Heritage entered into a lock-up agreement with Pubco, Better World, and Heritage (the “Lock-Up Agreements”). The Business Combination Agreement includes a closing condition requiring certain additional significant security holders of Heritage to enter into Lock-Up Agreements prior to Closing. Pursuant to the Lock-Up Agreements, the Heritage security holders agreed not to, during the period commencing from the Closing and ending on the 12-month anniversary of the Closing (subject to early release if Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any restricted securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such restricted securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the restricted securities or other securities, in cash or otherwise (in each case, subject to certain limited permitted transfers, provided that the transferred shares shall continue to be subject to the Lock-Up Agreement). Notwithstanding the foregoing, fifty percent (50%) of the restricted securities shall be released in the event that the closing price of Pubco Common Stock on Nasdaq (or other principal stock exchange or quotation service on which such shares then trade) equals or exceeds $12.50 per share for any 20 out of 30 consecutive trading days.

The foregoing description of the Lock-Up Agreements is subject to and qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K.

Non-Competition Agreements

Simultaneously with the execution and delivery of the Business Combination Agreement, directors, officers and certain significant Heritage security holders entered into non-competition and non-solicitation agreements (the “Non-Competition Agreements”) in favor of Heritage, Better World and Pubco and their direct and indirect subsidiaries and their respective present and future successors and direct and indirect subsidiaries (“Covered Parties”), to be effective as of the Closing. Under the Non-Competition Agreements, the signatory thereto agrees not to compete with the Covered Parties during the two-year period following the Closing and, during such two-year restricted period, not to solicit employees or customers of such entities. The Non-Competition Agreements also contain customary confidentiality and non-disparagement provisions.

The foregoing description of the Non-Competition Agreement is subject to and qualified in its entirety by reference to the full text of the form of Non-Competition Agreement, a copy of which is filed as Exhibit 10.3 to this Current Report on Form 8-K.

Registration Rights Agreement

At or prior to the Closing, certain Heritage security holders will enter into a registration rights agreement (the “Registration Rights Agreement”) with Pubco and Better World, pursuant to which, among other matters, Pubco will agree to undertake certain registration obligations in accordance with the Securities Act and such security holders will be granted customary demand and piggyback registration rights.

The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 10.4 to this Current Report on Form 8-K.

Founder Registration Rights Agreement Amendment

At or prior to the Closing, Pubco, Better World and the Sponsor will enter into an amendment to the registration rights agreement (the “Founder Registration Rights Agreement Amendment”) entered into by Better World and the Sponsor at the time of Better World’s initial public offering (the “Founder Registration Rights Agreement”). Under the Founder Registration Rights Agreement Amendment, the Founder Registration Rights Agreement will be amended to, among other things, add Pubco as a party and to reflect the issuance of Pubco Common Stock and warrants pursuant to the Business Combination Agreement, and to reconcile with the provisions of the Registration Rights Agreement, including making the registration rights of the Heritage security holders and the Sponsor pari passu with respect to any underwriting cutbacks.

The foregoing description of the Founder Registration Rights Agreement Amendment is subject to and qualified in its entirety by reference to the full text of the Founder Registration Rights Agreement Amendment, a copy of which is filed as Exhibit 10.5 to this Current Report on Form 8-K.

CVR Agreement

Better World public stockholders who do not redeem their shares of SPAC Common Stock in connection with the Transactions will receive one CVR in the SPAC Merger in addition to one share of Pubco Common Stock. At the Closing, the Sponsor will place the 1,000,000 Founder CVR Escrow Shares and certain Heritage security holders will place up to 3,000,000 Company CVR Escrow Shares into escrow, for an aggregate of up to 4,000,000 shares of Pubco Common Stock to support the CVR, pursuant to the CVR Agreement. Upon the date that is 18 months from Closing (which date may be extended to 24 months following the Closing at the option of the Sponsor), CVR holders will be entitled to receive a number of escrowed shares (and earnings thereon other than ordinary dividends) designed to provide the CVR holders with a simple annual rate of return of 10% on the redemption price for their SPAC Common Stock based on the price of the Pubco Common Stock as of such 18 or 24 month anniversary and any amounts that they have received with respect to their shares of Pubco Common Stock through such time, including if the stock price drops below the price in the Closing Redemption, but solely to the extent of the escrowed shares and earnings thereon other than ordinary dividends, and up to a maximum of the equivalent of two shares of Pubco Common Stock for each CVR. The number of shares to be released to the CVR holders will be allocated from the Heritage security holders’ and the Sponsor’s escrowed shares on a pro-rata basis, and any escrowed shares not released to CVR holders by the end of the CVR term will be released to the contributing Heritage security holders and the Sponsor on a pro-rata basis.

The foregoing description of the CVR and the CVR Agreement is subject to and qualified in its entirety by reference to the full text of the CVR Agreement, a copy of which is filed as Exhibit 10.6 to this Current Report on Form 8-K.

CVR Funding and Waiver Letter

Simultaneously with the execution and delivery of the Business Combination Agreement, the Sponsor, EarlyBirdCapital, Inc., (the “IPO Underwriter”), Better World, Heritage and Pubco entered into a letter agreement (the “CVR Funding and Waiver Letter”), pursuant to which (i) the Sponsor agreed at the Closing to deposit into escrow an aggregate of 1,000,000 of its Founder Shares (the “Founder CVR Escrow Shares”), with such Founder CVR Escrow Shares (together with the Company CVR Escrow Shares) to be held in escrow in accordance with the terms and conditions of the Business Combination Agreement and the CVR Escrow Agreement and the CVR Agreement, and (ii) the Sponsor and the IPO Underwriter have agreed to waive any rights to receive any CVRs for or with respect to their Founder Shares and Representative Shares.

The foregoing description of the CVR Funding and Waiver Letter is subject to and qualified in its entirety by reference to the full text of the CVR Funding and Waiver Letter, a copy of which is filed as Exhibit 10.7 to this Current Report on Form 8-K.

Sponsor Earnout Letter

Simultaneously with the execution and delivery of the Business Combination Agreement, the Sponsor, Better World, Pubco and Heritage entered into the Sponsor Earnout Letter with respect to the Sponsor Earnout, the terms of which are described above.

The foregoing description of the Sponsor Earnout and the Sponsor Earnout Letter is subject to and qualified in its entirety by reference to the full text of the Sponsor Earnout Letter, a copy of which is filed as Exhibit 10.8 to this Current Report on Form 8-K.

Item 7.01 Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto is the investor presentation dated December 15, 2022 that will be used by Better World and Heritage in connection with the Business Combination.

The foregoing information (including Exhibits 99.1 hereto) is being furnished pursuant to Item 7.01 of Form 8-K and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this report are not historical facts, but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this report and on the current expectations of Better World’s and Heritage’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Better World and Heritage. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include, without limitation, changes in business, market, financial, political and legal conditions.

These forward-looking statements are subject to a number of risks and uncertainties, including, without limitation, the inability of the parties to successfully or timely consummate the Transactions; the failure to realize the anticipated benefits of the Transactions; the ability of Better World prior to the Transactions, and Pubco following completion of the Transactions, to maintain (in the case of Better World) and to obtain and maintain (in the case of Pubco) the listing of Better World’s shares prior to the Transactions, and, following the Transactions, Pubco’s shares, on the Nasdaq Capital Market; costs related to the Transactions; the failure to satisfy the conditions to the consummation of the Transactions, including the approval of the Business Combination Agreement by the stockholders of Better World, the risk that the Transactions may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; the inability to complete a transaction financing; the outcome of any legal proceedings that may be instituted against Better World or Heritage related to the Transactions; the attraction and retention of qualified directors, officers, employees and key personnel of Better World and Heritage prior to the Transactions, and Pubco following the Transactions; the ability of Pubco to compete effectively in a highly competitive market; the ability to protect and enhance Heritage’s corporate reputation and brand; the impact from future regulatory, judicial, and legislative changes in Heritage’s industry; the uncertain effects of the COVID-19 pandemic or other public health matters; competition from larger companies that have greater resources, technology, relationships and/or expertise; the future financial performance of Pubco following the Transactions, including the ability of future revenues to meet projected annual projections; the ability of Pubco to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; Pubco’s ability to manage a complex set of marketing relationships and realize projected revenues from subscriptions, advertisements, product sales and/or services; Heritage’s ability to execute its business plans and strategy; Pubco’s ability to secure the attention and focus of its distributor and retailer buyers to support the level of growth anticipated in Pubco’s business plans; Pubco’s ability to negotiate terms with Native American tribes in accordance with Pubco’s business plans; the potential difficulty of enforcing certain provisions in agreements with Native American tribes due to their sovereign status; the ability to ensure product consistency, quality control and presentation of the Heritage brand and products in locations owned by third parties; the length of time required to receive approval from Native American tribes, various related entities and Federal regulators with regulatory oversight of the Federal-tribal relationship; and those factors set forth in documents of Better World or Pubco filed, or to be filed, with the U.S. Securities and Exchange Commission (“SEC”). You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the registration statement on Form S-4 and related proxy statement/prospectus and other documents to be filed by Better World or Pubco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. The foregoing list of risks is not exhaustive.

If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Better World nor Heritage presently know or that Better World or Heritage currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Better World’s and Heritage’s current expectations, plans and forecasts of future events and views as of the date of this Current Report on Form 8-K. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Current Report on Form 8-K, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Better World and Heritage described above. Better World and Heritage anticipate that subsequent events and developments will cause their assessments to change. However, while Better World and Heritage may elect to update these forward-looking statements at some point in the future, they each specifically disclaim any obligation to do so, except as may be required by law. These forward-looking statements should not be relied upon as representing Better World’s or Heritage’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Better World and Heritage and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction described in this report under the rules of the SEC. Information about the directors and executive officers of Better World is set forth in its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 31, 2022, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Better World Acquisition Corp., 775 Park Avenue, New York, New York 10021. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Better World stockholders in connection with the proposed Transactions will be set forth in the registration statement on Form S-4 containing a proxy statement/prospectus to be filed by Pubco with the SEC with respect to the proposed Transactions. These documents can be obtained free of charge from the sources indicated herein.

Important Information About the Transactions and Where to Find It

This report relates to a proposed Transactions between Better World and Heritage. This report does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Transactions described herein, Better World and Heritage intend to file relevant materials with the SEC, including a registration statement on Form S-4 to be filed by Pubco, which will include a proxy statement/prospectus. Security holders are encouraged to carefully review such information, including the risk factors and other disclosures therein. The proxy statement/prospectus will be sent to all stockholders of Better World. Better World and Pubco will also file other documents regarding the proposed Transactions with the SEC. Before making any voting or investment decision, investors and security holders of Better World are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Transactions as they become available because they will contain important information about the proposed Transactions.

Non-Solicitation

This report does not constitute, and should not be construed to be, a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination described herein and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are being filed herewith:

2.1*	Business Combination Agreement, dated as of December 9, 2022, by and among Better World Acquisition Corp., HDH Newco, Inc., BWA Merger Sub, Inc., HD Merger Sub, Inc., Heritage Distilling Holding Company, Inc., BWA Holdings LLC, and Justin Stiefel.
10.1	Form of Lock-Up Agreement, dated as of December 9, 2022, by and among BWA Holdings LLC, HDH Newco, Inc., and the Security Holder of Heritage Distilling Holding Company, Inc. named therein.
10.2	Form of Voting Agreement, dated as of December 9, 2022, by and among Better World Acquisition Corp., Heritage Distilling Holding Company, Inc., and the Security Holder of Heritage Distilling Holding Company, Inc. named therein.
10.3	Form of Non-Competition Agreement, dated as of December 9, 2022, by and among Better World Acquisition Corp., Heritage Distilling Holding Company, Inc., HDH Newco, Inc., and the Security Holder of Heritage Distilling Holding Company, Inc. named therein.
10.4	Form of Registration Rights Agreement by and among Better World Acquisition Corp., Heritage Distilling Group, Inc. (f/k/a HDH Newco, Inc.), and the Investors named therein.
10.5	Form of First Amendment to Registration Rights Agreement, by and among Better World Acquisition Corp., BWA Holdings LLC, and the Holders named therein.
10.6	Form of Contingent Value Rights Agreement, by and among Heritage Distilling Group, Inc. (f/k/a HDH Newco, Inc.), BWA Holdings LLC, Justin Stiefel, and Continental Stock Transfer & Trust Company, as rights agent.
10.7	CVR Funding and Waiver Letter, by and among BWA Holdings LLC, Better World Acquisition Corp., EarlyBirdCapital, Inc., HDH Newco, Inc., and Heritage Distilling Holding Company, Inc.
10.8	Form of Sponsor Earnout Letter Agreement, by and among BWA Holdings LLC, Better World Acquisition Corp., Heritage Distilling Group, Inc. (f/k/a HDH Newco, Inc.), and Heritage Distilling Holding Company, Inc.
99.1	Investor Presentation, dated December 15, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 15, 2022	Better World Acquisition Corp.

	By:	/s/ Peter S.H. Grubstein
		Name:	Peter S.H. Grubstein
		Title:	Chief Financial Officer